SHINE REGISTRY, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2020 and 2019

(Unaudited)

Shine Registry

Balance Sheet

As of December 31, 2020

	Jan - Dec 2019		Jan - Dec 2020	
ASSETS				
Current Assets				
Bank Accounts				
Checking		632.72		1,913.90
Checking		50,763.80		40,863.39
PayPal Bank		13.67		1,484.25
Total Bank Accounts	$	51,410.19	$	44,261.54
Other Current Assets				
Undeposited Funds		0.00		0.00
Total Other Current Assets	$	0.00	$	0.00
Total Current Assets	$	51,410.19	$	44,261.54
TOTAL ASSETS	$	51,410.19	$	44,261.54
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities	$	0.00	$	0.00
Total Liabilities	$	0.00	$	0.00
Equity				
Opening Balance Equity		57,619.16		57,619.16
Owner's Investment		4,500.00		4,500.00
Retained Earnings		-4,300.82		-10,708.97
Net Income		-6,408.15		-7,148.65
Total Equity	$	51,410.19	$	44,261.54
TOTAL LIABILITIES AND EQUITY	$	51,410.19	$	44,261.54

Shine Registry
Profit and Loss
January 2019 - December 2020

	Jan - Dec 2019	Jan - Dec 2020
Income		
Crowdfunding Transaction Fee (Stripe)	0.00	134.00
Grant Income	0.00	10,000.00
Sales	1,376.12	2,002.73
Total Income	$ 1,376.12	$ 12,136.73
Gross Profit	$ 1,376.12	$ 12,136.73
Expenses		
Advertising & Marketing	123.05	671.80
Bank Charges & Fees	0.32	70.00
Contractors	7,037.25	12,725.00
Job Supplies	0.00	1,275.00
Legal & Professional Services	0.00	120.00
Meals & Entertainment	18.73	105.23
Office Supplies & Software	476.02	3,066.01
Other Business Expenses	123.96	107.17
PayPal Fees	4.94	29.30
Taxes & Licenses	0.00	450.00
Travel	0.00	665.87
Total Expenses	$ 7,784.27	$ 19,285.38
Net Operating Income	-$ 6,408.15	-$ 7,148.65
Net Income	-$ 6,408.15	-$ 7,148.65

Shine Registry
Statement of Cash Flows
January 2019 - December 2020

	2019	2020
OPERATING ACTIVITIES		
Net Income	-6,408.15	-7,148.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00	0.00
Accounts Receivable (A/R)	0.00	0.00
Suspense	0.00	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 0.00	$ 0.00
Net cash provided by operating activities	-$ 6,408.15	-$ 7,148.65
FINANCING ACTIVITIES		
Opening Balance Equity	763.80	0.00
SAFE[1]	50,000.00	0.00
Owner's Investment	4,500.00	0.00
Net cash provided by financing activities	$ 55,263.80	$ 0.00
Net cash increase for period	$ 48,855.65	-$ 7,148.65
Cash at beginning of period	2,554.54	51,410.19
Cash at end of period	$ 51,410.19	$ 44,261.54

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[1] See item 3 in Notes to Financial Statements

Shine Registry
Consolidated Statement of Equity
January 2019 - December 2020

	COMMON STOCK		PREFERRED STOCK		Additional	Retained earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, 2019	-	$ -	-	$ -	$2,555	$ -	$2,555
Contributions	1,000,000	$ 1,000	-	-	$54,264	$ -	$55,264
Other comprehensive gain/(loss)	-	$ -	-	-	-	$ -	-
Net income	-	$ -	-	-	-	$ (13,557)	$ (13,557)
ENDING BALANCE, DECEMBER 31, 2020	1,000,000	$1,000	-	-	$56,818	-$13,557	$44,262

SHINE REGISTRY, INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2020 and 2019

1. ORGANIZATION AND PURPOSE

Shine Registry, Inc. (the “Company”), is a corporation organized under the laws of the State of Delaware. The Company operates an online platform for founders and small business owners to ask for the things they need in the style of a wedding registry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred. The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

For the fiscal years ended December 31, 2020 and December 31, 2019, the Company’s cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. FOOTNOTES

SAFE raised in 2019 totaled $50,000 made up of two investments of $25,000 at a $1,250,000 pre-money valuation with a 20% discount.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. To the best of our knowledge, no events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.